Exhibit 99.1

ICON Acquires MedPass International

Acquisition expands ICON’s global Medical Device and Diagnostic Research Services

DUBLIN--(BUSINESS WIRE)--February 19, 2020--ICON plc, (NASDAQ: ICLR) a global provider of drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device industries, today announced that it has acquired MedPass International, the leading European medical device CRO, regulatory and reimbursement consultancy, that specialises in medical device development and market access.

This acquisition, concluded in late January, further enhances ICON’s Medical Device and Diagnostic Research Services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass International’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices.

Founded in 1991 and headquartered in Paris, MedPass International is the leading European Medical Device CRO and consultancy. The company has served more than 1,000 medical device companies, from start-ups to multi-nationals, and has contributed to the development of hundreds of innovative devices including a number of breakthrough technologies.

Sarah Sorrell, President and CEO, MedPass International, said: “As the leader in Medical Device Regulation and Clinical Development in Europe, MedPass is delighted to be joining ICON to become the global service provider of choice in Medtech Devices and Diagnostics.”

“The acquisition of MedPass International deepens our existing advisory capabilities, particularly in medical device regulation,” commented Dr. Steve Cutler, Chief Executive Officer, ICON plc. “The medical device CRO market is experiencing strong growth due to technical innovation, changing regulations and increasing levels of outsourcing. This addition broadens our medical device footprint and staff headcount across Europe, positioning us among the global leaders in this market.”

About MedPass International
Founded in 1991 by Sarah Sorrel, MedPass is the leading European Medical Device CRO and Regulatory and Reimbursement Consultancy. MedPass has helped to advance the development of breakthrough medical device technologies by offering a broad range of strategic and operational services tailored to meet the needs of clients around the globe. MedPass is headquartered in Paris and delivers its services through a team of around 100 staff (a mix of full-time and contract staff). More details on MedPass can be found on the company website http://medpass.org.

About ICON plc
ICON plc is a global provider of drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies and device development from early phase product development through pre-market and commercialization studies. With headquarters in Dublin, Ireland, ICON currently operates from 97 locations in 40 countries and has approximately 14,650 employees as at December 31, 2019. Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-G

Contacts

ICON Media Contact
Gareth Arnold
Weber Shandwick
Telephone: (+44) 0207 418 0398
garnold@webershandwick.com